UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

We made an announcement dated June 17, 2026 with The Stock Exchange of Hong Kong Limited in relation to the poll results of the annual general meeting of shareholders held on June 17, 2026. For details, please refer to exhibit 99.2 to this current report on Form 6-K.

Exhibit Index

Exhibit 3.1 – Ninth Amended and Restated Memorandum of Association and Articles of Association

Exhibit 99.1 – Press Release – Bilibili Inc. Announces Results of Annual General Meeting

Exhibit 99.2 – Announcement – Poll Results of the Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: June 17, 2026